UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Company Secretariat

19 November 2015

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Limited’s Annual General Meeting today in Perth, Western Australia.

The meeting will be webcast at http://edge.media-server.com/m/p/bhdrzc2i

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will be released to the market after the conclusion of BHP Billiton Limited’s Annual General Meeting.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

19 November 2015

BHP Billiton Limited Annual General Meeting

19 November 2015

Jac Nasser, Chairman, BHP Billiton

Good morning. My name is Jac Nasser. Welcome to the 2015 Annual General Meeting of BHP Billiton Limited. Your Directors are all here, including your Chief Executive Officer, Andrew Mackenzie.

Let me start today’s meeting by acknowledging the Whadjuk people of the Nyoongar nation and paying respect to elders past and present. I extend that respect to other Aboriginal and Torres Strait Islanders joining us today.

Dr. Robert Isaacs, a Nyoongar elder, will offer the Welcome to Country. Robert was recently named 2015 West Australian of the Year and Aboriginal of the Year. Congratulations Robert. I will now ask Robert to speak.

Thank you Robert.

I am proud to report that this month we signed a new native title agreement with the Banjima people in Western Australia.

The agreement provides security for the Banjima people. It develops a true partnership and moves away from transaction-based engagements to an ongoing and open relationship that will span 100 years.

While it is good to be back here in Perth, I do want to say that our thoughts are with the families of those people killed in the bushfires around Esperance and all those who have been evacuated from their homes. Western Australia has been an important part of our history and will continue to be an important part of our future.

We have just marked the 130th anniversary of the founding of BHP in Broken Hill in New South Wales. This year will go down as one of the most difficult in our 130 years.

As an industry we are dealing with global tensions; the challenges of climate change; steep falls in commodity prices and reshaping our operations and portfolios to deal with a new reality.

For almost two decades, we have been guided by our Charter. Our first Charter value is Sustainability. This means putting health and safety first, being environmentally responsible and supporting our communities.

Samarco

The tragedy at Samarco in Brazil has shaken everyone in the Company, and reinforced our commitment to the highest safety standards in our industry.

Early in my career, I worked and lived in Brazil, and I have visited the state of Minas Gerais many times. For me, this is personal. As Andrew Mackenzie said to the people of Mariana and the people of Brazil: we are 100 per cent committed to do everything we can to support Samarco and make this right. We will do this by working hand in hand with Vale and Samarco.

We are deeply sorry for all of those who have been impacted by this tragedy, in particular for the friends and families of those who died and those who are missing, as well as those who have lost their homes and feel uncertain about the future.

As soon as we were notified about the dam failure, we offered our full support to the Samarco team and to the local authorities. Andrew and the President of Iron Ore, Jimmy Wilson, flew to the site last week to work out what assistance we and our joint venture partner Vale could provide.

Andrew will talk to you in more detail later about the practical assistance being provided. Andrew has held several media and investor briefings, including one in Brazil, and we have been posting regular updates on our website.

We are committed to continuing to provide you with updates on a regular basis.

While it will be some time before we fully understand what happened on 5 November, let me give you some background. Samarco started operating more than 30 years ago mining and processing iron ore in the mountains of Minas Gerais, a state in Brazil.

Samarco, which employs over 6,000 people in Brazil, has been recognised as a leader in the Brazilian mining industry for its safety performance. BHP Billiton and Vale each have a 50 per cent interest in the joint venture.

Vale is a Brazilian-based global mining company - one of the largest miners in the world. The iron ore from the mine is crushed and piped to the coastal port of Ubu. The residues from the crushing process are called tailings and are made up of sand and iron ore. It is standard industry practice for the tailings, mixed with water, to be stored in large dams.There are in fact over 3,000 tailings dams around the world.

At the Samarco operation, the tailings were stored in a series of three tiered dams. On 5 November, for reasons that are being investigated, the middle dam failed and caused the dam below it to overflow.

The tailings flooded the community of Bento Rodrigues and affected a number of other communities. The tailings have impacted the Rio Doce basin several hundred kilometres downstream.

Tragically, at this stage we believe 11 people are dead, and 8 remain missing.

The emergency response teams evacuated over 600 people and provided them with temporary accommodation. Samarco has provided affected communities with water and food. In addition, it has supplied 10 helicopters for use by the authorities in the response effort.

Samarco, as part of a preliminary commitment to the Brazilian prosecutors, has guaranteed the allocation of funds totalling US$260 million – BRL 1 billion - to an emergency fund for community support and rebuilding. Samarco will manage this emergency fund in conjunction with the Public Ministry.

Your Board has established a separate sub-committee of the Board to oversee the governance of BHP Billiton’s response to the events in Brazil, including the emergency fund.

Samarco operations were immediately shut down after the tailings dam failure. Mining operations will remain suspended as authorities continue their investigations and Samarco works with the authorities to develop rectification plans.

Work to reinforce the dam structures and stabilise the area has commenced and Samarco is working in conjunction with world-class external experts to develop a plan to address the environmental issues.

On behalf of the Board and the management team, I commit to you that we will support Samarco with the response effort.

I also commit to you that we will find out what went wrong. Together with Vale we have agreed to commission an external investigation into the collapse of the tailings dam. It will be some time before this investigation concludes, but when it does, you have my commitment that we will publicly release the findings. We will also share the results with other resource companies. We have also brought forward the next review of all tailings dams in which BHP Billiton has an interest.

Fatalities

I am also sad to report that, last year, five of our colleagues died at work. Andrew will discuss this more in his address. On behalf of the Board, I extend my deepest sympathy to the families and friends of those five work colleagues. All of us at BHP Billiton are redoubling our efforts to make sure our people return home safely every day.

I speak on behalf of the Board and the management team when I say that we will learn from these tragic events and do all we can to never see them repeated.

Two New Reports

As I mentioned earlier, as an industry, we are dealing with major challenges including climate change and global tax structures. So in September this year, we published two new reports - one on climate change, and the other on tax.

Climate Change Portfolio Analysis

As you know, there is an increasing focus on climate change. As the world’s population grows, emerging economies require affordable energy.

At the same time, limiting climate change requires the global average temperature increase to remain below two degrees Celsius. We recognise that achieving these two objectives requires a departure from business as usual – for everyone.

Our report explains what tangible actions we have taken, and are taking, including what we are doing to reduce our emissions. The report also demonstrates the resilience of our portfolio in a range of scenarios, including the potential transition to a two degree Celsius world. It shows that we are well placed to manage carbon risk. Our diversified portfolio of quality assets is robust under both an orderly and a faster transition to lower global emissions.

Population growth and economic development result in higher energy usage, and are therefore linked to greenhouse gas emissions. It is expected that the global population will increase by over 15 per cent, or 1.2 billion people, between now and 2030.

At the same time, increased economic activity and disposable income will drive consumption and the use of machinery and appliances, particularly in developing countries.

At present, fossil fuels provide more than 80 per cent of the world’s primary energy and are likely to play an important role in meeting the world’s energy needs for decades to come. Given this, governments, industry and other stakeholders must continue to work together to find ways to:

•	increase the share of alternative energy sources, such as renewables and nuclear,

•	improve energy efficiency, and

•	reduce emissions from the production and use of fossil fuels.

With that background, we believe we have an important role to play in achieving the two degree Celsius goal.

For instance:

•	our copper and iron ore are used to build renewable energy infrastructure,

•	the uranium we produce generates nuclear power, and

•	the world will continue to need our low cost, high quality fossil fuels.

We will also continue to support effective policy and investments in low emissions technologies.

Economic Contribution

The second report we published sets out in some detail our payments to governments by project and by country. There is considerable debate globally about tax structuring and policy.

Our report contributes to that debate by explaining our Operating Model and our views on the principles that should underpin an effective global taxation system. We recognise that we need to pay our fair share of taxes as part of our licence to operate.

In 2015, we paid governments around the world more than US$7 billion which is an adjusted effective tax rate of over 31 per cent, and if you include royalties and other payments to government on a cash paid basis, then the rate is over 45 per cent.

Copies of both reports, the Economic Contribution Report and the Climate Change Analysis, are available at the registration desk.

Financial Performance

Now let me turn to our financial performance for the twelve months ended 30 June 2015. In a year when falling commodity prices reduced our earnings by over US$15 billion, Andrew and his team delivered a solid set of operational results with a focus on the fundamentals of our business.

We were able to continue to invest in the business; reduce our debt levels; pay shareholders US$6.6 billion of dividends (or $9 billion in Australian dollars) and maintain a solid A credit rating. Why were we able to do that? Because we made excellent progress on increasing production, lowering unit costs and improving productivity across our operations.

Over the past 10 years, your Company generated operating cash flows of more than US$260 billion, of which we paid a quarter in tax, we returned a quarter to shareholders through dividends and buybacks, and we reinvested the other half back in the business.

We have simplified the business by selling US$8.5 billion worth of assets. In addition, we demerged South32, which has its headquarters here in Perth, the resources capital of Australia.

Now let’s look at the present. I thought it would be helpful to address questions which the Board and management have received about our dividend.

As I said at the London AGM, the dividend is an outcome of appropriate capital management. Our starting point is to maintain the strength of the balance sheet through the cycle. The balance sheet must always come first.

As you would expect, and has always been the case, your Board reviews the level of dividend on a regular basis. It does this against the background of the external environment, our progress on capital and operating productivity and the need to invest to ensure profitable long-term growth.

In the context of this challenging global economy, we have seen a significant drop in the share price of resource companies this year, including our own share price. Like you, we are disappointed in our current share price performance. However, the resources business is cyclical.

Our job is to concentrate on creating value through the cycles. Our focus, in terms of business strategy and shareholder value, is always on the long term. We have a unique portfolio of large, long-life, low-cost assets, combined with a strong balance sheet. This allows us to focus on the fundamentals of our business.

So despite the volatility, we have a robust and resilient set of businesses led by a world class management team. During the 2015 year, we achieved record production in our Iron Ore, Metallurgical Coal and Petroleum businesses.

This is a Company that:

•	works hard to do the right thing,

•	tackles problems head on when things go wrong, and

•	adapts and evolves to meet new challenges as they arise.

This resilient culture – combined with our financial and management strength, and our tier one assets – gives us confidence in the future.

Global Economy

With the world going through an extraordinary period, it is difficult to give a definitive view of where the global economy is heading in 2016. The major economies are going through transition. Geopolitical issues like those most recently seen in Europe and the Middle East are causing volatility and affecting confidence.

The horrible tragedy in Paris last Friday only further underscores this point. As I indicated earlier, we are driven by the longer term, and a fundamental belief that as economies adjust, global growth will return to healthier levels.

This growth will largely depend on the successful rebalancing of China to a consumption and services economy, recovery of growth in developing nations, and a healthy US economy.

As these events occur, incomes will increase and demand will grow, especially for metals and energy, our core products.

So your Company, the world’s largest diversified resources company, is well positioned to prosper in this changing global economy.

Board Changes

Let me close by telling you about some recent changes to the Board. It’s my pleasure to introduce you to Anita Frew, who joined your Board in September. Later in the meeting Anita will talk about her background.

I would also like to recognise the contribution of Carlos Cordeiro, who will retire at the end of this meeting. Carlos, on behalf of the Board and shareholders, thank you for the significant role you have played over the past 11 years.

In July of this year, Sir John Buchanan sadly passed away. John provided wise counsel to his fellow Directors and to management over many years of service on the Board, and he will be missed.

Conclusion

I wish we could be meeting today in better circumstances. We have 80,000 hardworking, well trained and dedicated people. All of them have a clear sense of purpose and are guided by a clear set of values.

This is a Company where everyone works hard to do the right thing by our people, our shareholders, and the countries and communities in which we operate. For more than 130 years, your Company has met the challenges of a volatile and fast-changing world, and we are well placed for an even better future.

Today I want to personally express my sincere thanks to all those many shareholders and friends of the Company who have expressed their support. These messages mean a lot.

On behalf of the Board, let me again offer my deepest sympathy to all those people affected by the tragedy in Brazil.

I will now hand over to Andrew.

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

Thank you Jac. Good morning and welcome to the Annual General Meeting.

I would also like to acknowledge the Nyoongar People and their elders past and present.

Like Jac, I want to begin by reflecting on the terrible incident at the Samarco iron ore operation in Minas Gerais in Brazil nearly a fortnight ago.

Everyone at BHP Billiton has been overwhelmed with sadness and concern for the community there. I travelled to the region last week and what I witnessed on site and around the community was truly heart-breaking.

I want to reiterate that we are 100 per cent committed to doing everything we can to support Samarco in the response effort and the community to recover and rebuild.

We are deeply sorry to everyone who has and will suffer from this terrible tragedy. They have my absolute determination that we will fully play our part in helping Samarco reconstruct homes, community and spirit. We are in this for the long term and will continue to work with Vale and the people of Samarco to make sure there is a strong future for the region.

As Jac noted, as an immediate step and together with Vale and several local authorities we have pledged to support Samarco in an Emergency Fund for rebuilding works.

We want this Fund to assist affected families and communities as quickly as possible. A dedicated team has been created within BHP Billiton to support Samarco as they respond to the ongoing human, environmental and operational effects of this tragic event. We are determined to bring together all of the necessary skill, experience and expertise this ongoing effort will require and we will learn the lessons to improve all our operations.

BHP Billiton is also on the ground with independent experts who specialise in emergency response and disaster relief to help advise Samarco on the humanitarian response and downstream impacts.

The information gathered by this team is shared to inform the crisis response led by Samarco and the authorities.

I pay tribute to all my colleagues in BHP Billiton, Samarco, Vale and the people and first responders of Minas Gerais and Brazil. Their response in the last fortnight has been truly outstanding and they have shown an unconquerable spirit.

I would also like to thank people here in Australia and in the UK for their messages of support. My family and I are enormously grateful. Thank you from the bottom of my heart. At every stage we will continue to be guided by our Charter Values.

Our Charter enshrines the values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability. It defines who we are and what we stand for as an organisation.

Our first Charter Value of Sustainability is our commitment to Health and Safety. So the tragedy in Brazil goes to the very heart of who we are as a Company.

The health, safety and wellbeing of our people are paramount. Before Samarco, our safety result during the 2015 financial year was not good enough.

The deaths of five of our work colleagues in Australia, Chile and South Africa, along with the tragic events in Brazil, have had a permanent effect on all of us. We were deeply saddened. But this is nothing compared to the lasting impact on the families, friends and colleagues of those who died. I extend our sincere condolences to them also.

Earlier this year we engaged tens of thousands of our people across the Company in discussions to upgrade their health and safety leadership, to make their workplaces healthier and safer, free from fatalities, serious injuries and long-term health effects including mental health.

The tragic incident at Samarco further strengthens our resolve. While this is an extraordinarily difficult time for your Company, at the core of our business are 80,000 dedicated employees working on some of the best assets in our industry, which, as we speak, are performing incredibly well. They arrive for work each day determined to make this Company better.

It is because of their dedication and commitment to our Charter Values that we achieved strong financial performance in 2015 and can still have confidence in the strength of your Company going forward.

I would now like to take you through our financial results for the 2015 financial year. In 2015, demand growth slowed and supply grew. This lowered commodity prices across the board. Nonetheless, through strong operational performance your Company achieved solid financial results and delivered the best margins in the sector.

Underlying attributable profit was 52 per cent lower at US$6.4 billion and free cash flow fell by 26 per cent to US$6.3 billion.

Iron Ore, Coal and Petroleum set production records and in Copper strong performance at Escondida offset an unplanned mill outage at Olympic Dam.

We delivered productivity gains of US$4.1 billion, two years ahead of target. If we reflect over the last decade from when the mining boom began, until the end of the 2015 financial year, we have:

•	generated more than US$260 billion of cash flow;

•	returned US$67 billion in dividends and share buybacks;

•	increased the Underlying Earnings Before Interest Tax Depreciation and Amortisation margin from 44 per cent to 50 per cent; and

•	delivered annual volume growth of 6.5 per cent so that continuing operations now produce nearly twice as much today as in 2005.

The demerger of South32, an important step for the Company, simplified our portfolio and retained the advantages of scale and diversity.

In this financial year, Western Australia Iron Ore expects to drop unit costs to US$15 a tonne (before freight and royalties) and increase volumes by 7 per cent. Queensland Coal will reduce unit cash costs to US$61 a tonne, despite lower volumes as the Crinum mine is exhausted. In the Black Hawk and Permian onshore oil fields, improved recoveries and lower drilling costs will deliver stable production. And at Escondida, on a grade-adjusted basis, we expect to reduce unit costs by a further 15 per cent.

Capital discipline and foresight are critical components of increased competitiveness and shareholder value. We will only invest to grow the right opportunities at the right time. In the near term, we will address bottlenecks in a capital-efficient manner and unlock high-value, super high-return and additional production. Such as:

•	at Escondida where a water supply project and the extension of the life of the Los Colorados concentrator will offset the impact of grade decline and secure extra volumes;

•	at Olympic Dam where the move into the higher-grade Southern Mining Area will deliver extra volume at low capital cost;

•	in Western Australia Iron Ore where productivity will increase the efficiency of the already-installed infrastructure and deliver total annual production of 290 million tonnes;

•	at Caval Ridge in Queensland’s Bowen Basin where a new mining fleet will expand production of metallurgical coal as market conditions improve; and

•	at the shale liquids development in the Permian of West Texas for possible production of more than 150,000 barrels of oil equivalent a day.

Beyond these, we have the financial strength to invest in an excellent range of medium-term high-value potential growth projects, such as:

•	the development of the hypogene resource at Spence in Chile to deliver at low cost 200,000 tonnes of extra annual copper production and increase the mine life by more than 50 years;

•	a low-risk underground expansion at Olympic Dam that could secure over 450,000 tonnes of total annual copper production, again, at low cost; and

•	in Petroleum, Mad Dog phase 2, the development of one of the largest oil reservoirs in the Gulf of Mexico.

These possible growth opportunities have security of tenure that allow us to pursue them only when the time is right.

In addition we’ll continue to invest in new technology to further boost safety, productivity and returns, progress our longer-term growth prospects, explore globally and remain alert to value-adding acquisitions for copper and offshore oil.

All this expected profitable growth will only be possible, and acceptable, if combined with an effective response to environmental impacts, such as threats to biodiversity and especially climate change and recognition of the importance of human rights.

We advocate an international agreement to achieve a two degree Celsius goal. We’ve set an absolute target for our own greenhouse gas emissions and in 2015 we remained below the 2006 baseline.

To continue to meet this absolute target, we will innovate as we grow and continue to promote and invest in Low Emissions Research, Carbon Capture and Storage and other emissions reduction and renewable energy opportunities.

BHP Billiton respects human rights and the rights of indigenous people. Indigenous people are our essential partners and stakeholders in many of our operations within Australia and around the world.

At the Western Australia Iron Ore operation, we employ more than 700 indigenous employees and in 2015 contributed over US$10 million to indigenous community development programs. We encourage Western Australian Indigenous businesses and we have spent more than US$570 million on services provided by them over the past five years.

In May, I was pleased to announce support for Australia’s Constitutional Recognition of Aboriginal and Torres Strait Islanders. We are the first resources company in Australia to do so and this further demonstrates our commitment toward indigenous recognition.

I am also proud to announce that just this week BHP Billiton took another significant step in inclusion and diversity with our membership of Pride in Diversity.

It is through such a program that we can further recognise and appreciate the unique insights, perspectives and backgrounds that every employee brings to the Company.

To conclude, the 2015 financial year was one of productivity, simplification and disciplined capital management. We’ve created a diversified portfolio of low-cost assets unrivalled in scale and quality and combined it with the right systems and processes and outstanding people to become one of the most efficient suppliers of our chosen commodities.

Your Company remains strong.

Through productivity gains we have maintained the ability to pay the progressive dividend we have increased our capacity to grow your Company and we have secured our strong balance sheet which we will never put at risk.

I again thank our people for their hard work and drive to make this Company better every day.

I also thank the Chairman and the Board for their guidance and my management team for their tireless and bold advice and execution.

All of us are devastated by the tragedy in Brazil and all of us recommit to making your Company safer and our communities stronger.

Thank you above all for your commitment to our Company and its management as we continue to manage through these challenging times.

The Chairman then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 19, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary